Integrity Life Insurance Company

National Integrity Life Insurance Company

400 Broadway

Cincinnati, OH 45202

January 18, 2010

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:          Request for Withdrawal of File No. 812-13742 filed as an Incorrect Form Type 40/OIP - Accession No: 0001104659-10-001488

Dear Commissioners:

On January 13, 2010, an Amended and Restated Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940, File No. 812-13690, (“Amended Application”) was filed in error.  The Amended Application was filed as a Form type 40-OIP and was assigned a new file number of 812-13742.  The Amended Application should have been filed as a 40-OIP/A, amending 40-OIP, file number 812-13690.

The four affiliated registrants affected by this filing are listed below (hereinafter referred to collectively as “Co-Registrants”):

•                  Separate Account I of Integrity Life Insurance Company (File No. 811-04844; CIK 802205)

•                  Separate Account II of Integrity Life Insurance Company (File No. 811-07134; CIK 890931)

•                  Separate Account I of National Integrity Life Insurance Company (File No. 811-04846; CIK 802222)

•                  Separate Account II of National Integrity Life Insurance Company (File No. 811-07132; CIK 890879)

Integrity Life Insurance Company and National Integrity Life Insurance Company, Depositors, and Co-Registrants hereby respectfully request the withdrawal of the Amended Application, file number 812-13742 Accession No: 0001104659-10-001488.  The Amended Application (same document) will be immediately refiled as a Form Type 40-OIP/A, file number 812-13690.

We appreciate your assistance in this matter.  If you have any questions or comments, please call me at (513) 629-1854.

Sincerely,

Rhonda S. Malone
Associate Counsel – Securities

Copy:	Michelle Roberts, Esq.